UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 26, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement and operational update for the financial year ended 30 June 2024 ("FY24")

•Full year operational performance elevates Harmony to new heights on the back of sustained operational excellence, high recovered grades and record gold prices
•Release of FY24 condensed financial statements (“financial results”) delayed until 5 September 2024 pending new external auditors’ completion of work relating to an undeveloped property

Johannesburg, Monday, 26 August 2024. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited ("JSE"), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous comparable period.

"Harmony delivered an exceptional combined performance across all our operations in FY24. This achievement was a result of clear strategic intent and successful execution, enabling us to deliver ahead of plan and capitalise on higher gold prices. Our aim is to be consistent and excel at what we do and I believe we achieved this goal.

We have exceeded our upward revised production guidance of 1550 000 ounces (48 210 kg) while all-in-sustaining costs will come in comfortably below R920 000/kg. Underground recovered grades will also be higher than the guided 6g/t for FY24.

Group production for this reporting period increased by 6% to 48 578kg (1 561 815oz) from 45 651kg (1 467 715oz) in FY23. This was mainly due to higher recovered grades at Mponeng, Hidden Valley and Mine Waste Solutions.

Recovered grades at the South African underground operations increased by 6% to 6.11g/t from 5.78g/t in the previous reporting period. This was driven by our high-grade operations, Mponeng and Moab Khotsong. Recovered grades at Hidden Valley increased by 33% to 1.52g/t from 1.14g/t in FY23 while Mine Waste Solutions delivered a 36% increase in recovered grade of 0.166g/t in this financial year from 0.122g/t.

All-in sustaining costs (AISC) increased by 1% to R901 550/kg (US$1 500/oz) from R889 766/kg (US$1 558/oz).

We continued to allocate most of our project capital to our higher-grade, higher-quality, and lower-risk assets. This aligns with our strategy of producing safe, profitable ounces and improving margins through operational excellence and value-accretive acquisitions.

By growing our higher-grade gold mines, expanding our surface retreatment business, and our international gold and copper assets, we will continue to transform and de-risk Harmony as we go from strength to strength," said Peter Steenkamp, chief executive officer of Harmony.

Expected basic and headline earnings for FY24

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY24 will be higher than for the financial year ended 30 June 2023 ("the previous comparable period" or "FY23") primarily due to an increased gross profit as a result of:

•higher recovered grades
•an increase in gold production
•a higher average gold price received

In addition, an increase in the production of silver and uranium at the Hidden Valley and Moab Khotsong operations respectively, coupled with a meaningful increase in the average prices received for both commodities also contributed to a better performance.

The increase in earnings was partially offset by the following:

1    Impairment of the Target North asset

Post year-end, management received preliminary Mineral Resource estimates relating to the recent exploration drilling programme conducted at Target North. The new geological model is more robust and differs from previous interpretations as a result of the new information obtained from the drilling. The application of modern industry best practice estimation techniques on the updated geological model resulted in a preliminary Mineral Resource estimate of 13.8 million ounces (58.8Mt at 7.29g/t) in the inferred category, at the time of publishing this report. The latest Mineral Resource estimations were done focusing on a portion of the orebody and indicates reduced ounces at a higher grade than the previous estimate. The new estimates are currently under review by our external mining consultants.

We believe that based on current available information, the new Mineral Resource estimate indicate a recoverable amount of R888 million for Target North and a resulting impairment of R2 793 million.

Brief history of Target North:

1In May 2004, Harmony concluded the acquisition of Avgold, which included the Target 1 mine in the Free State. The acquisition also included an extensive exploration programme in an area known as Target North. At the time it was estimated that Target North had a resource base of 67 million ounces, which included the Oribi exploration area. The property was classified as undeveloped property in property, plant and equipment and valued at R5.1 billion.

2In 2007, Harmony became severely capital constrained and a strategic review led to the suspension of all greenfields exploration projects in South Africa - including Target North. A review was also done on the Reasonable Prospects for Eventual Economic Extraction (“RPEEE”) of minor reefs at various operations. The same assessment was also done on shafts that were placed on care and maintenance or closed at the time. It was the view of the competent persons at the time that these mineral resources (including Target North), no longer met RPEEE from a Harmony perspective. Since 2007, Target North has therefore been excluded from the reported Mineral Resources. The valuation using a resource multiple price supported the carrying amount at the time.

3At 30 June 2018, an impairment of R1 458 million was recognised for Target North following a decrease in the resource multiple price applied in the valuation. The multiple price is derived from recent market transactions, which then included Harmony’s acquisition of the Moab Khotsong operations in March 2018.

4In financial year 2019, Harmony restarted drilling at Target North to confirm the geological model. As part of our ongoing exploration activities at Target North, additional drilling was conducted to improve the granularity of our data and get a better geological understanding of the orebody.

2    an increase in production costs mainly due to inflationary pressures on costs including labour, contractors and electricity. Increased production-based bonuses also contributed to higher labour cost;

3    an increase in exploration expenditure, mainly due to costs incurred for: the updated feasibility study of the Eva Copper project, a significant drill program and the start of early work site activities;

4    an increase in the taxation expense predominately due to current taxation. Current taxation moved from R643 million (US$36 million)in FY23 to R2 416 million (US$129 million) in FY24 mainly due to the impact of higher gold production and an increased gold price received on mining tax.

Consequently, earnings per share (“EPS”) are expected to be at least 1 385 South African ("SA") cents per share, which is an increase of at least 78% on the EPS of 780 SA cents per share for the previous comparable period. In United States ("US") dollar terms, the earnings per share is expected to be at least 72 US cents per share, which is an increase of at least 64% on the 44 US cents earnings per share reported for the previous comparable period.

Headline earnings per share (“HEPS”) are expected to be at least 1 852 SA cents per share, which represents an increase of more than 100% from the HEPS of 800 SA cents per share reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be at least 98 US cents per share, which is an increase of more than 100% on the HEPS of 45 US cents per share reported for the previous comparable period.

The Company will provide an update regarding the range for the EPS and HEPS as soon as reasonable certainty has been established.

DELAY OF PUBLICATION OF FINANCIAL RESULTS UNTIL 5 SEPTEMBER 2024

Following the transition of external auditors from
PricewaterhouseCoopers Inc (“PwC”) to the current external auditors, Ernst & Young Inc, (“EY”), EY is in the process of assessing the approach followed by management in determining the ounces used in the calculation of the valuation of Target North, an undeveloped property, dating back to 2004. This is the only outstanding item under review and has resulted in a delay in concluding our reviewed financial statements, necessitating a postponement of the financial results for FY24.

We remain confident in the accuracy of our Mineral Resources and Mineral Reserve Statements. Target North has not been included in our Mineral Resources since 2007 and therefore does not impact our Mineral Resources declared to date.

Harmony’s chief executive officer and financial director will host the following conference calls:

•Sell-side analysts at 13h00 (South African time. Please register at: https://www.diamondpass.net/8901990
•Media at 14h00 (South African time. Please register at: https://www.diamondpass.net/2619524
•Investors at 15h00 (South African time. Please register at: https://www.diamondpass.net/9480926

Harmony will publish its financial results for the financial year ended 30 June 2024 on 5 September 2024. Please see Harmony’s website for more details: www.harmony.co.za.

The financial information on which this trading statement and operational update, has been based has not been reviewed or reported on by Harmony’s external auditors.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
26 August 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax

Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statement contained in this media release has not been reviewed or reported on by Harmony’s external auditors.

Competent Person’s statement

The information in this trading statement relates to Mineral Resources or Ore Reserves that has been extracted from our Reserves and Resources statement published on 30 June 2024. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 26, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director